Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 9 DATED AUGUST 22, 2024

TO THE PROSPECTUS DATED APRIL 22, 2024

We are providing this Supplement No. 9 to you in order to supplement our prospectus dated April 22, 2024 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;
●	information about our distributions;
●	the Company’s net asset value for the month ended July 31, 2024;
●	certain return information for all outstanding classes of shares; and
●	to disclose an update to the prospectus summary and status of our current and following-on offerings.

Public Offering Price Adjustment

On August 22, 2024, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of August 29, 2024 and will be used for the Company’s next monthly closing for subscriptions on August 30, 2024. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of July 31, 2024. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$37.50	$36.07	$34.06	$34.82
Selling Commissions, Per Share	$2.25	$1.08
Dealer Manager Fees, Per Share	$0.94	$0.63

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 54 of this Prospectus. On August 22, 2024, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
September 26, 2024	September 27, 2024	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended July 31, 2024

On August 22, 2024, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of July 31, 2024 (in thousands, except per share data):

Month Ended July 31, 2024	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$153,799	$238,374	$87,664	$102,682	$471,230	$66,334	$1,120,083
Number of Outstanding Shares	4,070	6,947	2,550	3,015	13,532	1,728	31,842
Net Asset Value, Per Share	$37.79	$34.31	$34.36	$34.06	$34.82	$38.40
Net Asset Value, Per Share Prior Month	$37.83	$34.39	$34.44	$34.15	$34.89	$38.41
Increase/Decrease in Net Asset Value, Per Share from Prior Month	($0.04)	($0.08)	($0.08)	($0.09)	($0.07)	($0.01)

The change in the Company’s net asset value per share for each applicable share class for the month ended July 31, 2024 was primarily driven by the increases in the fair value of nine out of sixteen of the Company’s portfolio company investments. The fair value of six of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of July 31, 2024, the Company had total assets of approximately $1.14 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through July 31, 2024 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	AAR Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	4.9%	9.6%	28.2%	67.6%	14.5%	93.9%	February 7, 2018 – July 31, 2024
Class FA (with sales load)	-1.9%	2.4%	19.9%	56.7%	12.5%	81.3%	February 7, 2018 – July 31, 2024
Class A (no sales load)	4.4%	8.5%	24.0%	57.9%	12.6%	79.5%	April 10, 2018 – July 31, 2024
Class A (with sales load)	-4.4%	-0.7%	13.5%	44.5%	10.2%	64.2%	April 10, 2018 – July 31, 2024
Class I	4.4%	8.5%	24.2%	58.8%	12.9%	81.5%	April 10, 2018 – July 31, 2024
Class T (no sales load)	3.9%	7.7%	22.2%	51.2%	11.1%	68.4%	May 25, 2018 – July 31, 2024
Class T (with sales load)	-1.0%	2.5%	16.4%	44.0%	9.8%	60.4%	May 25, 2018 – July 31, 2024
Class D	4.3%	8.3%	24.2%	55.9%	11.6%	70.6%	June 26, 2018 – July 31, 2024
Class S (no sales load)	5.1%	9.8%	30.4%	N/A	14.7%	64.0%	March 31, 2020 – July 31, 2024
Class S (with sales load)	1.4%	5.9%	25.8%	N/A	13.4%	58.2%	March 31, 2020 – July 31, 2024

(1) For the period from January 1, 2024 through July 31, 2024.

(2) For the period from August 1, 2023 through July 31, 2024.

(3) For the period from August 1, 2021 through July 31, 2024.

(4) For the period from August 1, 2019 through July 31, 2024.

(5) For the period from the date the first share was issued for each respective share class through July 31, 2024. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the seven month period ended July 31, 2024, sources of declared distributions on a GAAP basis were as follows:

	Seven Months Ended July 31, 2024
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$11,349	53.6%
Distributions in excess of net investment income[2]	9,828	46.4%
Total distributions declared	$21,177	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Seven Months Ended July 31, 2024
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$10,849	96.4%
Expense support (reimbursement)	500	4.4%
Net investment income	$11,349	100.8%
Cash distributions net of distributions reinvested in excess of net investment income[2]		%
Cash distributions net of distributions reinvested[3]	11,257	100.0%

1 Net investment income includes expense support due from the Manager and Sub-Manager of $500 for the seven months ended July 31, 2024.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the seven months ended July 31, 2024, excludes $9,920 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.9%, 76.3%, 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however as of the date of this supplement, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Prospectus Summary and Status of our Current and Follow-On Offerings

The following disclosure supersedes and replaces the paragraphs under the section “Prospectus Summary—Q: How long will this offering last?” and the sixth paragraph under the section “Plan of Distribution—The Offering,” which appear on pages 10 and 183, respectively, of the Prospectus.

Q:	How long will this offering last?

A:

This is a continuous offering of our shares as permitted by the federal securities laws. We commenced this offering on November 1, 2021. On February 15, 2024, we filed a registration statement on Form S-1 (Registration No. 333-277103) with the Securities and Exchange Commission in connection with the Second Follow-On Offering. As permitted under applicable securities laws, we will continue to offer shares in this offering until the registration statement for the Second Follow-On Offering is declared effective, upon which the registration statement for this offering will be deemed terminated. However, our board of directors may terminate this offering at any time. As of August 1, 2024, we had received aggregate gross offering proceeds of approximately $624,722,000, with $31,900,000 through the distribution reinvestment plan.

Subject to the receipt of all necessary regulatory approvals, we will seek effectiveness of the registration statement for the Second Follow-On Offering on or about November 1, 2024. If the registration statement for the Second Follow-On Offering is declared effective on November 1, 2024, the last monthly sweep for this offering would be held on October 31, 2024. The Second Follow-On Offering is subject to change prior to effectiveness and there is no assurance we will commence the Second Follow-On Offering. In addition, some states will require us to renew registration annually in order to continue offering our shares beyond the initial registration period in such states. An investor's ability to purchase shares and submit shares for repurchase will not be affected by the expiration of this offering and the commencement of the Second Follow-On Offering.

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